Exhibit (g)(3)

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

NB ASSET-BASED CREDIT FUND

1290 Avenue of the Americas

New York, New York 10104

July 24, 2025

Neuberger Berman Investment Advisers LLC

1290 Avenue of the Americas

New York, New York 10104

Dear Ladies and Gentlemen:

Neuberger Berman Investment Advisers LLC (the “Adviser”) hereby agrees that through the date that is one year from the date of commencement of operations (the “Limitation Period”), that so long as the Adviser, or an affiliate under common control with the Adviser, continues to serve as investment adviser to NB Asset-Based Credit Fund (the “Fund”), the Adviser will waive and/or reimburse certain annual operating expenses (excluding the expenses listed below) of the Fund so they are limited to 0.75% (75 bps) per annum of the Fund's average daily net assets of each class of the Fund's shares of beneficial interests (“Shares”) (the “Expense Limitation”). Capitalized terms not defined herein shall have the meaning used in the Fund’s prospectus.

Expenses that are not subject to the Expense Limitation include:

(i)	the Management Fee;
(ii)	the Incentive Fee;
(iii)	any Distribution and Servicing Fee;
(iv)	all fees and expenses of special purpose entities and securitization vehicles in which the Fund or a subsidiary invests (including management fees, performance-based incentive fees, and administrative service fees);
(v)	fees payable to third parties in connection with the sourcing or identification of portfolio investments;
(vi)	acquired fund fees and expenses of the Fund or a subsidiary;
(vii)	interest payments incurred by the Fund or a subsidiary;
(viii)	fees and expenses incurred in connection with any credit facilities obtained by the Fund or a subsidiary;
(ix)	taxes of the Fund or a subsidiary;
(x)	transactional costs associated with consummated and unconsummated transactions, including legal costs, sourcing fees, servicing fees and brokerage commissions, associated with the acquisition, disposition and maintenance of investments;
(xi)	fees payable to data management and financial operations platforms used in connection with the Fund’s investments;
(xii)	valuation service providers; and

(xiii)	extraordinary expenses (expenses resulting from events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence).

In addition, the Adviser agrees that the aggregate organizational and offering expenses of the Fund shall be borne by the Adviser until, and only if, the Fund has reached the following thresholds in net assets: $200 million, $300 million, and $400 million; at each threshold, 1/3 of the total amount of the aggregate organizational and offering expenses of the Fund shall become an expense obligation of the Fund and the Fund agrees to repay the Adviser such amount (the “O&O Limitation”). If the Fund does not reach such thresholds in net assets, the organizational and offering expenses borne by the Adviser are not subject to repayment from the Fund.

With respect to each class of Shares, the Fund agrees to repay the Adviser any fees waived or any expenses the Adviser reimburses pursuant to this Expense Limitation Agreement (this “Agreement”) for such class of Shares, provided the repayments do not cause the annual operating expenses for that class of Shares to exceed the Expense Limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the Expense Limitation in place at the time the Fund repays the Adviser, whichever is lower. Any such repayments must be made within three years after the month in which the Adviser incurred the expense. For the avoidance of doubt, this paragraph applies to both the Expense Limitation and the O&O Limitation.

This Agreement is made and to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended (the “1940 Act”), or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York. Any amendment to this Agreement shall be in writing signed by the parties hereto, and requires the approval of the Board of Trustees of the Fund, including a majority of the Trustees who are not “interested persons” of the Fund as that term is defined in the 1940 Act. For the avoidance of doubt, the Adviser may not terminate the O&O Limitation without prior approval of the Board of Trustees, and, before the date that is one year from the Commencement Date, the Adviser may not terminate the Expense Limitation without prior approval of the Board of Trustees. This Agreement supersedes any prior agreement with respect to the subject matter hereof.

The Adviser may extend the Limitation Period for a period of one year on an annual basis.

This Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto. If any one or more of the covenants, agreements, provisions or texts of this Agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement.

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If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

NB ASSET-BASED CREDIT FUND

By:	/s/ Dean Winick
Name:	Dean Winick
Title:	Treasurer

NEUBERGER BERMAN INVESTMENT
ADVISERS LLC

By:	/s/ Brian Kerrane
Name:	Brian Kerrane
Title:	Authorized Signatory
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